# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Aeries Technology, Inc., CIK 0001853044
CUSIP: G0136H128
Title of class of securities: Class A Ordinary Shares, $0.0008 par value
Address of issuer's principal executive offices: 60 Paya Lebar Road, #08-13, Paya Lebar Square, Singapore (U0), 409051
Date of event which requires filing of this statement: 05/28/2026
Amends the filing with accession number 0001829126-25-007297
Filed by CIK 0001999214
Persons authorized to receive notices and communications: Bhisham Khare, c/o Aeries Technology, Inc., 60 Paya Lebar Road, #08-13,, Paya Lebar Square, Singapore (U0), 409051, (919) 228-6404

## Reporting persons
- Bhisham Khare (CIK 0001999214): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 544,828; shared voting power 0; sole dispositive power 544,828; shared dispositive power 0; aggregate amount beneficially owned 544,828 (9.1% of the class)
  Comment: Note to Rows 7 and 9: Includes (i) the right to acquire up to 106,398 Class A ordinary shares, par value $0.0008 per share (the "Class A Ordinary Shares"), of Aeries Technology, Inc. (the "Issuer") pursuant to that certain Exchange Agreement (the "Exchange Agreement") (see Item 6), issuable pursuant to the exercise of exchange rights by the Aeries Employee Stock Option Trust ("ESOP Trust"), for which the reporting person is a beneficiary, and assumes distribution of the underlying shares by the ESOP Trust to the reporting person prior to an exchange for Class A Ordinary Shares (the "Exchange Shares") and (ii) the right to acquire 125,000 Class A Ordinary Shares (the "Option Shares") upon the exercise of a Stock Option granted on May 28, 2026 pursuant to the Company's 2023 Equity Incentive Plan, as amended.
  
  Note to Row 13: The percentages reported in this Amendment No. 3 to Schedule 13D (this "Amendment") are based upon the deemed to be outstanding shares of Common Stock pursuant to Rule 13d-3(d)(1) of the Securities Exchange Act of 1934, as amended ("Rule 13d-3(d)(1)"), which includes (i) 5,739,349 Class A Ordinary Shares outstanding as of June 12, 2026 (according to the Issuer's Current Report on Form 8-K filed with the U.S. Securities and Exchange Commission on June 12, 2026 (the "Form 8-K")) plus (ii) the Exchange Shares, plus (iii) the Option Shares.

## Item 1. Security and Issuer
Title of class of securities: Class A Ordinary Shares, $0.0008 par value
Name of issuer: Aeries Technology, Inc.
Address of issuer's principal executive offices: 60 Paya Lebar Road, #08-13, Paya Lebar Square, Singapore (U0), 409051
Comment: This Amendment No. 3 to Schedule 13D ("Amendment No. 3") amends and supplements the Schedule 13D filed by Bhisham Khare (the "Reporting Person") on June 20, 2024 (as amended by Amendment No. 1, filed on June 25, 2024 and Amendment No. 2 filed on September 10, 2025, the "Schedule 13D"). This Amendment No. 3 is being filed to (i) amend and supplement the information disclosed under the corresponding Items of the Schedule 13D as described below and (ii) report that the percentage of outstanding Class A Ordinary Shares that the Reporting Person may be deemed to beneficially own increased by more than one percent (1%) as a result of the Issuer granting a Stock Option to the Reporting Person exercisable for 125,000 Class A Ordinary Shares. Except as specifically provided herein, this Amendment No. 3 does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used but not defined in this Amendment No. 3 shall have the same meanings ascribed to them in the Schedule 13D.

## Item 2. Identity and Background
Name of person filing: Bhisham (Ajay) Khare
Residence or business address: The principal business address of Mr. Khare is 60 Paya Lebar Road, #08-13, Paya Lebar Square, Singapore.
Present principal occupation or employment: Mr. Khare's principal occupation is Chief Executive Officer of the Issuer.
Criminal convictions in the last five years: No
Civil proceedings (securities laws) in the last five years: No
Citizenship: United States

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
As further described in Item 6, Mr. Khare has a right under an exchange agreement with the Issuer to exchange up to 100% of his 59,110 Class A ordinary shares ("ATG Shares") of Aeries Technology Group Business Accelerators Private Limited ("ATG") for 1.8 Class A Ordinary Shares per ATG Share on and after April 1, 2024, subject to certain exercise conditions. On March 26, 2024, the Issuer determined that such exercise conditions had been met. As such, Mr. Khare is deemed to have beneficial ownership of 106,398 Class A Ordinary Shares, which are issuable pursuant to the exercise of exchange rights under such exchange agreement with respect to the 59,110 ATG Shares held by the Aeries Employee Stock Option Trust ("ESOP Trust"), for which the Reporting Person is a beneficiary. This Schedule 13D assumes distribution of such ATG Shares by the ESOP Trust to the Reporting Person prior to an exchange for Class A Ordinary Shares. The Class A Ordinary Shares are entitled to one vote per share.

Additionally, on May 28, 2026, the Issuer's Board of Directors approved the grant of a Stock Option exercisable for 125,000 at an exercise price of $5.984 per share which vested on the grant date, in connection with his services to the Issuer and its subsidiaries.

Except as described in this Item 3, the Reporting Person did not pay any cash or other consideration for the shares reported on this Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The aggregate number and percentage of the Class A Ordinary Shares beneficially owned by the Reporting Person and the number of shares as to which there is sole power to vote or to direct the vote, shares power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of, and the footnotes included on, the cover pages of this Schedule 13D, all of which are incorporated herein by reference.
Number of shares as to which each person has sole or shared power to vote or dispose: 544,828
Transactions in the class effected during the past sixty days: None
Other persons with the right to receive dividends or sale proceeds: N/A
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: N/A

## Signatures
- Bhisham Khare: /s/ Bhisham Khare, Bhisham Khare/Chief Executive Officer (07/01/2026)